

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 2, 2006

Mr. Peter Mak
Chief Financial Officer
New Dragon Asia Corporation
Suite 2808, International Chamber of Commerce Tower
Fuhua Three Road, Shenzhen, China

> **Re:** **New Dragon Asia Corporation**
> **Form 10-K for Fiscal Year Ended December 25, 2005**
> **Filed March 23, 2006**
> **File No. 1-15046**

Dear Mr. Peter Mak:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 25, 2005

Risks Associated with Doing Business in China, page 6

1.      We note that all of your assets and operations are located in China.   Please provide parent-only condensed financial statements as required by Rule 5-04 of Regulation S-X.  Refer also to the September 27, 2004 Highlights of the AICPA International Practices Task Force meeting, located at:

> http://cpcaf.aicpa.org/NR/rdonlyres/8B71F811-51B5-48D0-BD62-
> E6546A098346/0/2004_0927_IPTF_HLs.pdf.

2.      Please include a risk factor that addresses restrictions on your ability to pay dividends.  Additionally include like disclosure in your discussion of your dividend policy on page 11.

Management Discussion & Analysis and Financial Condition and Results of Operations, page 12

3.      We note your use of "Adjusted net income" which excludes certain financing charges which appear to be of a reoccurring nature. As such, it appears you may need to remove this metric from your document. Refer to Item 10(e)(ii)(B) of Regulation S-K.

4.      Please expand your results of operations discussion to include a narrative discussion of the extent to which material changes from period to period in reported amounts were attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services.  Refer to Item 303(a)(iii) of Regulation S-K.

Financial Condition, Liquidity, and Capital Resources, page 16

5.      Expand your disclosure to include the significant obligations and terms of your Series A and B Convertible Preferred Stock. Reconcile your tabular presentation of contractual obligations to the terms of your preferred shares disclosed in the notes to your financial statements.

Critical Accounting Policies, page 17

6.      We note that your critical accounting policies do not address the specific instances where uncertainties exist in your estimates.  Your disclosures should provide information about the quality and variability of your earnings and cash flow so that investors may ascertain the indicative value of your reported financial information.  We generally find that disclosures including both a sensitivity analysis and discussion of historical experience making the critical estimate are effective in conveying this information.  Please refer to FRC Section 501.14 for further guidance on this subject.

7.      Please expand your discussion of your contractual joint ventures to more fully describe the nature of the contractual joint ventures that you have entered into and the nature of the judgments that management has made in its determination of how to account for these arrangements.  Additionally, explain whether or not these entities represented variable interest entities as defined by FIN 46(R). We may have further comment.

8.      We note that you have a policy to provide for an allowance for uncollectible
        accounts if they are not collected in one year.  We further note your disclosure in
        Note 4 on page F-11 which discloses that you have recorded significant
        provisions and write-offs during 2005 and 2004.  Please expand your
        Management's Discussion and Analysis to explain how your accounts receivable
        collections, policy and customer terms impacted your results of operations and
        related liquidity.  Additionally, explain why you believe one year is the
        appropriate criteria to use to determine whether or not an account is collectable.

Item 9A. Controls and Procedures

9.      Please expand your disclosure to address Item 308(c) of Regulation S-K which
        requires that you disclose any change in your "internal control over financial
        reporting" identified in connection with the evaluation required by paragraph (d)
        of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal period
        that has "materially affected, or is reasonably likely to materially affect, your
        internal control over financial reporting."

Consolidated Financial Statements

Note 1 Organization and Nature of Operations, page F-7

10.     Please expand your consolidation policy to include the criteria used to evaluate
        whether a less than wholly owned subsidiary should be consolidated.
        Additionally, please confirm, if true, that you have no other interests in any other
        entity other than those you have listed.

11.     We note your risk factor discussion of your operations in China.  Please disclose
        the effect of foreign exchange restrictions upon your consolidated financial
        position and operating results.  Refer to Rule 3A-02(d) of Regulation S-X.

Note 3 Summary of Significant Accounting Policies

Revenue recognition, page F-8

12.     Please address the following relating to your revenue recognition policy:

- Expand your disclosure to clearly identify how you apply each of the general revenue recognition principles set-forth in SAB Topic 13.A to your sales process and contractual arrangements with customers.

- Expand your accounting policy disclosure to describe how you account for sales incentives and discounts offered to your customers or tell us why this disclosure would not apply. Refer to EITF 01-09.

- Expand your accounting policy to describe how you account for shipping costs or tell us why this disclosure would not apply. Refer to EITF 00-10.

Property machinery and equipment, page F-9

13.     Please expand your disclosure to describe how you evaluate impairment of your fixed assets in the event impairment indicators arise.  Identify at what level you aggregate assets in measuring a potential impairment loss.  Refer to SFAS 144.

Earnings per share, page F-10

14.     We were unable to locate your reconciliation of your basic to diluted earnings per share numerator and denominator. Please expand you disclosures accordingly. Additionally, expand your disclosure policy to address the method you apply in computing diluted earnings per share for outstanding options and warrants and convertible securities for all periods presented. Refer to paragraph 40 of SFAS 128.

Note 11 – Taxation, page F-13

15.     We note your disclosure regarding preferential tax rates and exemptions.  Please disclose the aggregate dollar and per share effects of these arrangements and briefly describe the factual circumstances including the date on which each special tax arrangement will terminate. Refer to SAB Topic 11:C which can be located on our website at: http://www.sec.gov/interps/account/sabcodet11.htm#11c.

Note 12 Convertible Preferred Stock, page F-14

16.    Please address the following regarding your Series A and B Convertible Preferred
       Stock (Series A and B preferred shares):

- Please explain why the Series A and B preferred shares are within the scope
  of SFAS 150.  In this regard we note these shares include conversion terms to
  issue a fixed number of Class A Common Stock based on an initial conversion
  price subject to limited adjustment based on certain contingent events and
  anti-dilution provisions, rather than requiring you to issue a variable number
  of shares that have a value equal to a fixed monetary amount. For example,
  the number of shares to be issued upon conversion does not appear to be
  determined based on the fair value of those shares on the date of conversion in
  order to return a fixed monetary value. Refer to paragraphs A18, A19, B41
  and B42 of SFAS 150.  Additionally, preferred shares including a designated
  mandatory redemption date, which are convertible into a fixed number of
  shares at the option of the holder, would be initially precluded from the scope
  of SFAS 150.  Refer to paragraph A9 of SFAS 150.  As such, it is unclear how
  you have concluded that these shares qualify as unconditional obligations to
  issue a variable number of shares.

- We note your disclosure indicating recognition of a "beneficial conversion
  feature" associated with you Series A and B preferred shares, although you
  are applying SFAS 150.  In the event SFAS 150 applies to your Series A and
  B preferred shares please explain how you have applied the initial and
  subsequent measurement provisions set-forth in paragraphs 20-24 of SFAS
  150 including the citation of the specific paragraph(s) that applies.
  Additionally, explain why you believe EITF 00-27 and 98-5 would apply
  since these are subordinate to the accounting treatment under SFAS 150, if
  that is you view.

- Explain how you considered the application of paragraph 12 of SFAS 133 to
  the embedded conversion option associated with your Series A and B
  preferred shares.  Please provide a complete analysis of why you believe the
  embedded conversion option does not qualify as a derivative instrument
  requiring bifurcation and mark to market accounting, if that is your view.  In
  the event you are relying on the scope exception under paragraph 11(a) of
  SFAS 133, please provide us with your analysis of paragraphs 12-32 of EITF
  00-19 demonstrating how the embedded conversion option qualifies as
  permanent equity.

- Please provide us your analysis demonstrating that your warrants do not
  qualify for derivative accounting. In this regard please provide us with your
  analysis of paragraphs 12-32 of EITF 00-19 as applied to your warrants.

- We note you indicate on the face of your balance sheet that you have not issued any outstanding $.0001 par value preferred shares, although the note to your financial statements suggest you have 15,500 preferred shares outstanding as of December 25, 2006.  Please revise your balance sheet presentation for this inconsistency and present the stated value and shares outstanding, along with the authorized number of preferred shares and par value in the appropriate line item.

- Please expand your disclosure to include all significant terms of your Series A and B preferred shares. For example, but without limitation, we note terms in your Certificates of Designation of Preferences, Rights and Limitations such as, registration rights, redemption terms, conversion price adjustment terms, and dividend terms which are not currently disclosed in your financial statement notes.

- Please clarify and disclose in plain English the quarterly redemption terms of your Series A and B preferred shares.  In this regard we note you tabular presentation of contractual obligation on page 16.  We were unable to determine whether the quarterly redemption amount is effectively redeeming your preferred shares or is a return of capital to share holders.

- Expand your disclosures to provide a tabular schedule of the number of preferred shares issued, converted, and outstanding along with the assigned values during fiscal year 2005.

- Based on your determinations of whether your Series A and B preferred shares include an embedded derivative you may need to reevaluate your accounting policy on page F-8 indicating you do not currently hold any derivative financial instruments.

Note 14 Warrants, page F-14

17.    We note your disclosures indicating you issued warrants to a placement agent in exchange for services associated with the issuance of you preferred shares of which some warrants were exercised on a cashless basis.  Please explain whether the warrants contained a cashless provision and how you accounted for this provision at the date of grant or modification. Expand your disclosure to provide all information required by paragraph 65 SFAS 123R associated with warrants issued for services.

18.     The total warrants you have outstanding associated with your private placements
        and issuance of preferred stock appears unclear.  Please provide a roll-forward of
        your warrants showing the beginning balance for each period presented, the
        number of warrants granted, forfeited, exercised and the ending balance, for each
        period presented.

Note 16 Stock Based Compensation, page F-15

19.     We note that certain disclosures illustrated in paragraph A240 of SFAS 123 were
        not included in your option plan disclosure. For example, but without limitation,
        the weighted-average grant-date fair value of options granted during the periods
        presented and the weighted average remaining contractual life of outstanding
        awards at December 25, 2005.  Please expand you disclosures accordingly.

Note 17 Commitments, page F-15

Annual fees

20.     We note your disclosures regarding your joint venture entities of NDAFLY,
        NDAFY and NDAFS in which the joint venture partners receive an "annual fee".
        Please expand your disclosures to describe the specific nature of the joint venture
        fees. Specifically, tell us whether these fees involve payments to any government
        organization and the business purpose for which these fees were negotiated to be
        included in the joint venture agreements.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response.  You may wish to
provide us with marked copies of the amendment to expedite our review.  Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information.  Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief